EXHIBIT 1

[WESTDALE PROPERTIES LETTERHEAD]

June 2, 2004

VIA FACSIMILE

Pike Powers

Fulbright & Jaworski LLP

600 Congress Ave, Suite 2400

Austin, Texas 78701

Re: Schlotzsky’s, Inc.

Dear Pike:

We have received your letter dated today. We disagree with the factual assertions contained in the second paragraph and with the interpretations made therein. We also disagree with a number of other statements set forth in the letter, including the implication that we have not made an offer and have not provided viable alternatives to the current conduct of Schlotzsky’s business. It is not the purpose of this letter, however, to debate those points.

The purpose of this letter is to address the stated concern in your letter regarding the “completeness” of our proposal. We are taking this step, at your request, and not because we believe it is the proper or even the most expeditious way to proceed.

Please refer to our letters of May 21, 2004 and May 25, 2004. The proposals contained therein are reiterated and incorporated herein by reference. In addition, and subject to the caveats, the terms and conditions of our letter of May 21, 2004, including the documents referred to therein, we propose to purchase or arrange for the purchase of five million shares of the Common Stock of Schlotzsky’s, Inc. at a purchase price per share of $1.20, for an aggregate consideration of $6 million in cash payable at closing. In addition, the May 27 deadline mentioned in our letter of May 25 will be extended to the close of business on June 10, 2004.

As evidence of our financial ability and serious intent to consummate the contemplated transactions, we have today wired to the trust account of our attorneys the sum of $3 million. We anticipate leaving this money in the trust account pending the consummation or termination of our discussions. The remaining $3 Million will be similarly deposited upon the execution of a definitive agreement. The money we have wired to our attorneys is not being placed in escrow and we do not intend for

Schlotzsky’s to have any claim thereon, rather we have made this transfer to demonstrate our financial capacity and good faith in the event that any of the directors should have questions with regard thereto.

Thank you for the offer to address the Board of Directors at its meetings on June 7 and 8. Pending further action from the Board of Schlotzsky’s and John and Jeff Wooley, however, we do not see a presentation as a good use of our time or the Board’s. Nonetheless, we appreciate the offer.

If you have any questions concerning this matter, please do not hesitate to call.

Yours very truly,

Westdale Properties America I, Ltd.

By:    /s/    Joseph G. Beard

Joseph G. Beard

President of JGB Ventures, Inc.,

its General Partner,

a Texas Corporation